Exhibit 4.1

Description of Registrant’s Securities

Common Stock

The description of our common stock below is qualified in its entirety by reference to our restated certificate of incorporation.

General. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Voting Rights. Except as described under “Anti-takeover Effects –Voting Limitation” below, each share of common stock will entitle the holder thereof to one vote on all matters upon which stockholders have the right to vote. There are no cumulative voting rights.

Dividends. Holders of shares of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

The terms of our trust preferred securities and subordinated debt prohibit us from paying dividends on our common stock during any period in which we have deferred interest payments on the trust preferred securities or deferred interest payments on our subordinated debt.

No Preemptive or Conversion Rights. Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion or redemption rights.

Calls and Assessment. All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of any preferred stock that may be issued and outstanding having preference over common shares.

Certain Ownership Restrictions. A holder with as little as a 5% interest in our Company could, under certain circumstances, be subject to regulation as a “bank holding company” and possibly other restrictions. Specifically, any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over the Company, may be subject to regulation as a “bank holding company” in accordance with the BHCA. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to a FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of the Company’s securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for the Company to participate in an FDIC-assisted transaction of a failed bank.

NASDAQ. Our common stock is listed on the NASDAQ Global Market under the symbol “GFED.”

Anti-takeover Effects

The provisions of our restated certificate of incorporation and bylaws and DGCL summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. Our restated certificate of incorporation authorizes the issuance of 10,000,000 shares of common stock and 2,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Voting Limitation. Our restated certificate of incorporation provides that any person who beneficially owns in excess of 10% of the outstanding shares of our common stock may not vote the excess shares unless the acquisition of such shares has been approved by a majority of the Board of Directors as such Board of Directors is constituted immediately prior to such acquisition. This provision could limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors. Except with respect to any directors who may be elected by any class or series of preferred stock, our Board of Directors is divided into three classes, each of which contains one-third of the members of the Board of Directors. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our restated certificate of incorporation described below that limit the ability of stockholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, at least two annual meetings of stockholders will be required for the stockholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of stockholders believe that such a change would be desirable. Our restated certificate of incorporation provides that stockholders may not cumulate their votes in the election of directors.

Our restated certificate of incorporation provides that we will have the number of directors as may be fixed from time to time by our Board of Directors, provided that the number fixed by the Board of Directors may not be less than three nor more than 15. The Company currently has nine directors. Our restated certificate of incorporation also provides that vacancies in the Board of Directors, however created, will be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and the director’s successor is elected and qualified. Our restated certificate of incorporation further provides that any director or the entire Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of least 80% of the total votes to which all of the shares then entitled to vote at a meeting of stockholders called for an election of directors are entitled.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may only be called by our Board of Directors (or a duly designated committee of our Board of Directors).

Action by Stockholders Without A Meeting. The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if consents in writing setting forth the action are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Our restated certificate of incorporation expressly denies such power of stockholders to consent in writing, without a meeting, to the taking of any such action.

Business Combinations With Certain Persons. Our restated certificate of incorporation provides that certain business combinations (for example, mergers, share exchanges and significant asset sales) involving “principal shareholders” of the Company require, in addition to any vote required by law or otherwise, the approval of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors. This provision in our restated certificate of incorporation shall not apply to a business combination which is approved by two-thirds of those members of the Board of Directors who were directors prior to the time when the principal shareholder became a principal shareholder. A “principal shareholder” for purposes of this provision generally means (i) any person or entity which, together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of stock entitled to vote generally in the election of our directors, and (ii) any affiliate or associate of any such person or entity.

In addition to the conditions discussed above, those imposed by law or otherwise, no business combination shall be effected unless: (i) the ratio of (a) the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the stockholders in the business combination to (b) the “Market Price” (as defined in Article XV of our restated certificate of incorporation) of the common stock of the Company immediately prior to the announcement of the business combination or the solicitation of the stockholders regarding the business combination, whichever is first, shall be at least as great as the ratio of (x) the highest price per share previously paid by the principal shareholder to (y) the Market Price of the common stock on the trading date immediately prior to the earliest date on which the principal shareholder purchased any shares of the common stock during the two year period prior to the date on which the principal shareholder acquired the shares of common stock owned for which it paid the highest price per share or if the principal shareholder did not purchase any common stock during this two year period, the Market Price of the common stock on the date of two years prior to the date on which the principal shareholder acquired the common stock for which it paid the highest price per share; (ii) the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the stockholders in the business combination shall be no less than the highest price per share previously paid by the principal shareholder for any of the shares of common stock owned by the principal shareholder; and (iii) the consideration to be received by the stockholders in the business combination shall be in the same form and of the same kind as the consideration paid by the principal shareholder in acquiring the majority of the shares of common stock already owned by the principal shareholder.

The DGCL also contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (subject to certain exceptions, one who beneficially owns 15% or more of the voting stock of the corporation or is an affiliate or associate of the corporation and beneficially owns 15% or more of the voting stock of the corporation at any time within the three-year period immediately prior to the date of such determination of being an interested stockholder) for a period of three years after the interested stockholder first becomes an interested stockholder, unless, among other exceptions, (i) the transaction has been approved by the Board of Directors before the interested stockholder became an interested stockholder, (ii) once the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation (excluding shares owned by directors or officers or shares owned in employee stock plans), (iii) the corporation has exempted itself from the statute pursuant to a provision in its certificate of incorporation or bylaws, or (iv) at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual meeting of stockholders (not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock other than shares owned by the interested stockholder and its affiliates and associates. We are subject to the Delaware business combination statute.

Amendment of Certificate of Incorporation and Bylaws. Our restated certificate of incorporation generally may be amended upon approval by our Board of Directors and the holders of a majority of the outstanding shares of our common stock (except as otherwise described below). The amendment of the provisions of our restated certificate of incorporation pertaining to certain business combinations, as described above under “Business Combinations With Certain Persons,” also requires the approval of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors. In addition, an amendment of certain other provisions of our restated certificate of incorporation, including the number, classification, election and removal of directors, also requires the affirmative vote of the holders of at least 80% of the total votes to which all of the shares then entitled to vote at a meeting of stockholders called for an election of directors are entitled.

Our bylaws may be amended either by our Board of Directors or by our stockholders by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions. Our restated certificate of incorporation provides that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 30 days or more than 60 days before any such annual meeting. Our restated certificate of incorporation also provides that we must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 30 days or more than 60 days before the date of the meeting.